December 11, 2023	Peter J. Shea Peter.Shea@klgates.com T +1 212 536 3988 F +1 212 536 3901

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-273364) Hashdex Bitcoin Futures ETF Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 & Comment Response

 Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which operates as a separate series of the Registrant the Hashdex Bitcoin Futures ETF (the “Fund”), we are filing together with this correspondence Pre-Effective Amendment No. 2 (“Amendment”) to the Registrant’s registration statement on Form S-1 (the “Registration Statement”) (File No. 333-273364). The Amendment and this correspondence provide the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented in the Staff’s comment letter dated November 30, 2023 (“Comment Letter”), addressing the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement that was filed on November 2, 2023, for the continuous offering and sale of the Fund’s shares.

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment.

Amendment No. 1 filed November 2, 2023

General

1.           We note your registration statement on Form S-4 (File No. 333-275227) is currently under review and that we issued comments on November 30, 2023. To the extent applicable, please make the changes we have requested in our other comment letter to this registration statement as well..

K&L Gates LLP 599 Lexington Avenue New York NY 10022-6030 T +1 212 536 3900 F +1 212 536 3901 klgates.com

RESPONSE:

Revisions to the Amendment have been made, as applicable, to conform the disclosures in the Amendment to the revisions made in the combined information statement and prospectus contained in the Registrant’s registration statement on Form S-4 (File No. 333-275227) that was filed with the Commission as Pre-Effective Amendment No. 1 on December 7, 2023 in response to the Staff’s prior comments on the Form S-4.

The Offering, page 28

2.           Please refer to comment 12 and to your revised disclosures. Please update the table of Market Price of Shares to include the third quarter and update the table on Prior Performance of the Fund to include all available monthly 2023 rates of return.

RESPONSE:

The disclosures of Market Share Price and Prior Performance of the Fund have been updated in the Amendment as suggested.

*          *          *          *

The Registrant and the Sponsor, acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely,
,
Peter J. Shea

cc:	Ms. Sandra Hunter Berkheimer, Division of Corporation Finance

Ms. Jessica Livingston, Division of Corporation Finance

Mr. David Lin, Division of Corporation Finance

Ms. Kate Tillan, Division of Corporation Finance

Ms. Michelle Miller, Division of Corporation Finance

Mr. Guillermo Trias, Tidal Financial Group

Mr. Daniel Carlson, Tidal Financial Group

Mr. Michael Pellegrino, Tidal Financial Group

Mr. Brian Doyle-Wenger, K&L Gates LLP

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